SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 AND 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For 14 August 2007

InterContinental Hotels Group PLC

(Registrant’s name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Interim Results dated 14 August 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	14 August 2007

Exhibit 99.1

14 August 2007

InterContinental Hotels Group PLC

First Half Results to 30 June 2007

Headlines

•	Continuing revenue up 12% from £377m to £422m, up 20% at constant currency.

•	Continuing operating profit up 5% from £106m to £111m, up 17% at constant currency.

•	Operating profit including discontinued operations of £116m.

•	Global constant currency RevPAR growth of 7.0%.

•	Total gross revenue* from all hotels in IHG’s system up 12% at constant currency to $8.3bn.

•	Franchised operating profit of £122m, up 13% at constant currency. Managed operating profit of £42m, up 2% at constant currency (up 8% excluding one hotel in the Americas.)

•	Adjusted continuing earnings per share up 16% from 19.2p to 22.3p. Basic earnings per share of 32.2p.

•	Interim dividend up 12% to 5.7p.

•	Room count up by 7,430 rooms to 563,676. Room openings of 20,713, room removals of 13,283.

•	Signings up 32% to 54,246 rooms. Development pipeline up by 29,496 rooms to 187,487 (1,414 hotels).

*	Total gross revenue is defined as total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. It is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties. The metric is highlighted as an indicator of the scale and reach of IHG’s brands.

All figures and movements unless otherwise noted are at actual exchange rates and before other operating income and expenses.

See appendix 3 for analysis of financial headlines. Constant exchange rate comparatives shown in appendix 4.

Commenting on the results and trading, Andrew Cosslett, Chief Executive of InterContinental Hotels Group PLC said:

“The company has had a good first half. Signings continue to run at record levels with almost 55,000 rooms signed into our development pipeline. Strong demand with relatively low levels of new supply is driving up room rates and our brands continue to outperform the market in most of our major regions and geographies. Our outlook for the year is positive.”

Increase in development pipeline and rooms open

In the first half a record 54,246 rooms were signed and 7,430 net rooms added, with a closing pipeline of 187,487 rooms, giving IHG further confidence that it will exceed its target of 50,000-60,000 net organic room additions by the end of 2008 from the 30 June 2005 starting position.

•	54,246 rooms were signed in the first half; 32,220 in the Americas, 9,324 in EMEA and 12,702 in Asia Pacific.

•	187,487 rooms are now in the pipeline, up 29,496 (19%) since the start of the year, at 1,414 hotels.

•	IHG’s development activity in EMEA gained pace, with 9,324 room signings (51 hotels) and 3,181 room openings.

•

IHG’s development activity in Asia Pacific continues to be successful. In Greater China 32 hotels, 10,370 rooms, were signed in the first half, these were two InterContinentals, 15 Crowne Plazas, six Holiday Inns and nine Holiday Inn Expresses.

•

IHG’s presence in the upscale segment was further enhanced with record signings. InterContinental signings maintained momentum from 2006 with 16 hotels signed (4,597 rooms) including nine in EMEA. The InterContinental pipeline of hotels to be opened now stands at 50. Crowne Plaza signed 39 hotels (12,117 rooms) in the first half, and maintains its position as the fastest growing upscale brand in Asia.

IHG maintains its focus on enhancing the quality of its portfolio, in conjunction with growth.

•	20,713 rooms opened; 14,727 in the Americas, 3,181 in EMEA and 2,805 in Asia Pacific.

•	13,283 rooms exited; 9,574 in the Americas, 2,672 in EMEA and 1,037 in Asia Pacific.

•	The room count at the end of the period increased by 7,430 rooms to 563,676, more than double the net room additions in the first six months of 2006.

Americas: strong performance across all brands

Revenue performance

RevPAR increased 6.3% with rate generating all of the increase. InterContinental, Crowne Plaza, Holiday Inn and Holiday Inn Express each outperformed their market segments, with RevPAR up 9.5%, 7.4%, 4.9% and 7.8% respectively. Staybridge Suites and Candlewood Suites also showed continued growth, with RevPAR up 4.0% and 2.0% respectively,

Operating profit performance

Operating profit from continuing operations increased 12% from $197m to $220m. Continuing owned and leased hotel operating profit improved from $13m to $16m. The improvement was driven by increased occupancy and rate at the InterContinental New York, which benefited from robust market conditions and growth in market share. The InterContinental Boston made a small loss in the first half, as trading continues to improve post its November 2006 opening. Managed hotels profit fell $2m to $25m after a $3m impact from lower ancillary revenues and higher costs at one hotel, and increased revenue investment to support new signings and openings. Franchised hotels profit increased 13% to $209m reflecting RevPAR growth of 6.2%, net room count growth of 4.1%, and higher fees associated with changes in hotel and room count.

EMEA: solid RevPAR and profit growth

Revenue performance

RevPAR increased 8.1%, driven by increased occupancy and 5.4% rate growth. The Middle East continued to perform strongly, growing RevPAR by 15.7%. Continental Europe delivered a RevPAR increase of 6.5%, with slower growth in Germany due to the benefit of the football World Cup last year. In the UK, Holiday Inn and Express by Holiday Inn outperformed their market segment, recording RevPAR growth of 7.9%.

Operating profit performance

Operating profit from continuing operations increased 33% from £18m to £24m. Continuing owned and leased hotel operations improved £2m to £1m after the impact of refurbishments. The performance of the InterContinental Le Grand Paris continued to improve with a 17.8% RevPAR increase. The InterContinental London Park Lane is now fully operational and trading is encouraging. Managed hotels profit was up 12% from £17m to £19m, benefiting from improved underlying trading and retained management contracts on assets disposed. Franchised hotels profit increased from £12m to £14m reflecting RevPAR growth of 6.8% and net room count growth of 4.9%.

Asia Pacific: outperformance in China

Revenue performance

IHG’s market leading positions in the region have led to further strong growth. RevPAR increased 9.1%, mainly driven by rate. InterContinental, Crowne Plaza and Holiday Inn all performed strongly, with RevPAR up 11.1%, 7.9% and 8.4% respectively. Greater China RevPAR increased 6.2%, driven by rate increases.

Operating profit performance

Operating profit from continuing operations was $27m. Owned and leased hotel operating profit increased 7% to $15m, after the impact of refurbishment activity at the InterContinental Hong Kong. Managed hotels profit was stable at $19m. The contribution from the increasing number of hotels under IHG management was offset by integration costs associated with the ANA joint venture in Japan and continued infrastructure investment in China.

Strengthening Operating System

IHG continues to demonstrate the strength of its revenue delivery to hotel owners through its reservation channels and loyalty programme, Priority Club Rewards:

•	$3.2bn of rooms revenue booked through IHG's reservation channels, up 21% and representing 46% of total rooms revenue.

•	$2.5bn of rooms revenue from Priority Club Rewards members, up 15% and representing 35% of total rooms revenue.

•	Internet revenues increased from 15.6% to 16.8% of total rooms revenue, 85% of which was from IHG's own websites.

Overheads, Interest and Tax

Total regional overheads increased £1m to £32m, wholly attributable to Asia Pacific after continued infrastructure investment in China. Central overheads increased 3% to £38m, in line with inflation.

The net interest charge of £12m was significantly ahead of last year, driven by the InterContinental Boston finance lease charge and higher bank borrowings.

The effective tax rate applied for the first half of 2007 is 23%. IHG’s tax rate may be more volatile in the immediate future due to changes in tax legislation, tax case law developments and possible settlements of prior year issues but in the longer term is expected, as previously indicated, to trend upwards.

Disposals and returns of funds

In the first half disposal proceeds of £58m were received. This included the sale of IHG’s 33.3% interest in Crowne Plaza London The City for £19m, and the disposal of Crowne Plaza Santiago for £11m. After the period end, IHG’s 74.11% interest in the InterContinental Montreal was sold for £17m. During the period 2.5m shares were repurchased under IHG’s ongoing buyback programme at a cost of £31m. There were 299m shares outstanding at the end of June, 306m on a fully diluted basis. IHG’s net debt at the period end was £872m including the $198m (£99m) finance lease on the InterContinental Boston. During the first half £709m was paid to shareholders by way of a special dividend with share consolidation and the third £250m share buyback was completed. A previously announced £150m share buyback programme will commence in the second half of this year.

Appendix 1: Asset disposal programme detail

	Number of hotels	Proceeds		Net book value
Disposed since April 2003	178	£3.0	bn	£2.9	bn
Remaining hotels*	21			£0.9	bn

*	As at 14 August 2007, post disposal of InterContinental Montreal, announced 12 July 2007

For a full list please visit www.ihg.com/Investors

Appendix 2: Return of funds programme as at 30 June 2007

	Timing	Total return		Returned		Still to be returned
£501m special dividend	Paid December 2004	£501	m	£501	m	Nil
First £250m share buyback	Completed in 2004	£250	m	£250	m	Nil
£996m capital return	Paid 8 July 2005	£996	m	£996	m	Nil
Second £250m share buyback	Completed in 2006	£250	m	£250	m	Nil
£497m special dividend	Paid 22 June 2006	£497	m	£497	m	Nil
Third £250m share buyback	Completed in 2007	£250	m	£250	m	Nil
£700m special dividend	Paid 15 June 2007	£709	m	£709	m	Nil
£150m share buyback	Yet to commence	£150	m	Nil		£150	m
Total		£3.6	0bn	£3.4	5bn	£0.15	bn

Appendix 3: Financial headlines

	Total		Americas		EMEA		Asia Pacific		Central
Six months to 30 Jun £m	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Franchised operating profit	122	117	106	103	14	12	2	2
Managed operating profit	42	43	13	15	19	17	10	11
Continuing owned and leased operating profit	17	14	8	7	1	(1)	8	8
Regional overheads	(32)	(31)	(16)	(16)	(10)	(10)	(6)	(5)
Continuing operating profit pre central overheads	149	143	111	109	24	18	14	16
Central overheads	(38)	(37)	—	—		—	—	—	(38)	(37)
Continuing operating profit	111	106	111	109	24	18	14	16
Discontinued owned and leased operating profit	5	21	5	3	—	18	—	—
Total operating profit	116	127	116	112	24	36	14	16

Appendix 4: Constant currency continuing operating profits before other operating income and expenses.

	Americas		EMEA		Asia Pacific		Total***
	Actual currency*	Constant currency**	Actual currency*	Constant currency**	Actual currency*	Constant currency**	Actual currency*	Constant currency**
Growth	2%	12%	33%	39%	(13)%	—%	5%	17%

Exchange rates	USD:GBP	EUR:GBP
2007	1.97	1.48
2006	1.80	1.46

*	Sterling actual currency
**	Translated at constant 2006 exchange rates
***	After Central Overheads

Appendix 5: Investor information for 2007 interim dividend

Ex-dividend Date: 29 August 2007

Record Date: 31 August 2007

Payment Date: 5 October 2007

Dividend payment: Ordinary shares 5.7p per share: ADRs 11.5c per ADR

For further information, please contact:

Investor Relations (Paul Edgecliffe-Johnson; Heather Ward):	+44 (0) 1753 410 176
Media Affairs (Leslie McGibbon; Claire Williams):	+44(0) 1753 410 425
+44(0) 7808 094 471

High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk. This includes profile shots of the key executives.

Presentation for Analysts and Shareholders

A presentation with Andrew Cosslett (Chief Executive) and Richard Solomons (Finance Director) will commence at 9.30am (London time) on 14 August at Cazenove, 20 Moorgate, London, EC2R 6DA. There will be an opportunity to ask questions. The presentation will conclude at approximately 10.30am (London time).

There will be a live audio webcast of the results presentation on the web address www.ihg.com/interims07. The archived webcast of the presentation is expected to be on this website later on the day of the results and will remain on it for the foreseeable future. There will also be a live dial-in facility

International dial-in	+44 (0)20 7863 6164

US Q&A conference call

There will also be a conference call, primarily for US investors and analysts, at 10.00am (Eastern Standard Time) on 14 August with Richard Solomons (Finance Director). There will be an opportunity to ask questions.

International dial-in	+44 (0)1452 562716
US Toll Free	1866 832 0717
Conference ID:	10201520

A recording of the conference call will also be available for 7 days. To access this please dial the relevant number below and use the access number 10201520#

International dial-in	+44 (0)1452 550000
US Toll Free	1866 247 4222

Website

The full release and supplementary data will be available on our website from 7.00 am (London time) on Tuesday 14 August. The web address is www.ihg.com/interims07

Note to Editors:

InterContinental Hotels Group PLC (IHG) of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms. IHG owns, manages, leases or franchises, through various subsidiaries, over 3,800 hotels and almost 564,000 guest rooms in nearly 100 countries and territories around the world. IHG owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express® , Staybridge Suites®, Candlewood Suites® and Hotel Indigo®, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with over 33 million members worldwide.

The company pioneered the travel industry’s first collaborative response to environmental issues as founder of the International Hotels and Environment Initiative (IHEI). The IHEI formed the foundations of the Tourism Partnership launched by the International Business Leaders Forum in 2004, of which IHG is still a member today. The environment and local communities remain at the heart of IHG’s global corporate responsibility focus.

IHG offers information and online reservations for all its hotel brands at www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com. For the latest news from IHG, visit our online Press Office at www.ihg.com/media

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. Factors that could affect the business and the financial results are described in ‘Risk Factors’ in the InterContinental Hotels Group PLC Annual report on Form 20-F filed with the United States Securities and Exchange Commission.

Operating Review

This operating review discusses the performance of the InterContinental Hotels Group (IHG) for the six months ended 30 June 2007.

	Three months ended			Six months ended
	30 June 2007	30 June 2006	% change	30 June 2007	30 June 2006	% change
	£m	£m		£m	£m
Group summary

Revenue:
Americas	122	110	10.9	224	210	6.7
EMEA	61	49	24.5	110	89	23.6
Asia Pacific	29	27	7.4	61	54	13.0
Central	14	12	16.7	27	24	12.5

Continuing operations	226	198	14.1	422	377	11.9

Discontinued operations	13	62	(79.0)	23	122	(81.1)

Total	239	260	(8.1)	445	499	(10.8)

Operating profit:
Americas	63	60	5.0	111	109	1.8
EMEA	17	14	21.4	24	18	33.3
Asia Pacific	7	9	(22.2)	14	16	(12.5)
Central	(21)	(20)	5.0	(38)	(37)	2.7

Continuing operations	66	63	4.8	111	106	4.7

Discontinued operations	4	18	(77.8)	5	21	(76.2)

Operating profit before other income and expenses	70	81	(13.6)	116	127	(8.7)
Other operating income and expenses	10	—	—	26	25	4.0

Operating profit	80	81	(1.2)	142	152	(6.6)

Net financial expenses	(7)	—	—	(12)	(1)	—

Profit before tax*	73	81	(9.9)	130	151	(13.9)

Adjusted earnings per ordinary share:
Continuing operations	14.5p	12.1p	19.8	22.3p	19.2p	16.1

*	Profit before tax includes the results of discontinued operations.

Revenue from continuing operations increased by 11.9% to £422m and continuing operating profit increased by 4.7% to £111m during the six months ended 30 June 2007. Due to the relative strength of sterling to the US dollar (six months ended June 2007, £1 = $1.97; six months ended June 2006, £1 = $1.80), continuing operating profit growth was 17.0% at constant exchange rates.

Including discontinued operations, revenue and operating profit decreased by 10.8% and 8.7% respectively as asset disposals impact the comparability of the results under review. Discontinued operations include the results of owned and leased hotels that have been disposed of since 1 January 2006 or are on the market as at 30 June 2007.

Profit before tax decreased by 13.9% to £130m and adjusted earnings per ordinary share for continuing operations increased by 16.1% to 22.3p.

	Three months ended			Six months ended
	30 June 2007	30 June 2006	% change	30 June 2007	30 June 2006	% change
	$m	$m		$m	$m
Americas

Revenue:
Owned and leased	65	49	32.7	122	93	31.2
Managed	42	37	13.5	80	73	9.6
Franchised	134	116	15.5	240	212	13.2

Continuing operations	241	202	19.3	442	378	16.9
Discontinued operations*	21	20	5.0	38	36	5.6

Total $m	262	222	18.0	480	414	15.9

Sterling equivalent £m	132	121	9.1	243	230	5.7

Operating profit before other operating income and expenses:
Owned and leased	12	9	33.3	16	13	23.1
Managed	14	16	(12.5)	25	27	(7.4)
Franchised	116	100	16.0	209	185	13.0

	142	125	13.6	250	225	11.1
Regional overheads	(15)	(14)	7.1	(30)	(28)	7.1

Continuing operations	127	111	14.4	220	197	11.7
Discontinued operations*	7	4	75.0	9	5	80.0

Total $m	134	115	16.5	229	202	13.4

Sterling equivalent £m	67	62	8.1	116	112	3.6

*	Discontinued operations are all owned and leased.

Revenue and operating profit from continuing operations increased by 16.9% to $442m and 11.7% to $220m respectively during the six months ended 30 June 2007. Strong underlying hotel trading was delivered as IHG’s core brands outperformed their respective US market segments.

Including discontinued operations, US dollar revenue increased by 15.9% to $480m whilst US dollar operating profit increased by 13.4% to $229m. Due to the relative strength of sterling to the US dollar total sterling reported profit growth was only 3.6%.

Continuing owned and leased revenue increased by 31.2% to $122m and operating profit increased by 23.1% to $16m. The InterContinental New York benefited from robust market conditions and growth in market share. During the first half of the year, the InterContinental Boston became fully operational and generated a marginal loss in the period.

Managed revenues grew by 9.6% to $80m as strong RevPAR growth across InterContinental and Crowne Plaza hotels drove top line management fees. RevPAR performance in the Holiday Inn and extended stay brands was impacted by lower occupancy levels as the first half of 2006 benefited from displacement following Hurricane Katrina. Managed revenues were also impacted by the exit of certain underperforming hotels, as initiated by IHG.

Managed operating profit decreased by $2m to $25m principally due to increased revenue investment to support new hotel signings and openings, together with a lower contribution from one hotel, structured as an operating lease, which was adversely impacted by higher fixed charges and lower ancillary revenues. The managed results include $44m (2006 $42m) of revenue and $4m (2006 $8m) of operating profit from four properties that are structured, for legal reasons, as operating leases but with the same characteristics as management contracts.

During the first half of 2007, franchised revenues and operating profit increased by 13.2% to $240m and 13.0% to $209m respectively, compared to the same period in 2006. This increase was driven by RevPAR growth of 6.2%, net room count growth of 4.1% and significantly higher fees associated with changes in hotel and room count, including $5m from the termination of one hotel contract.

Regional overheads were favourably impacted in the comparable period by lower claims in the Group-funded employee healthcare programme. Excluding this, regional overheads were in line with the prior period.

	Hotels		Rooms
	2007 30 June	Change over 2006 31 December	2007 30 June	Change over 2006 31 December
Americas hotel and room count
Analysed by brand:
InterContinental	49	—	16,301	(224)
Crowne Plaza	163	8	44,839	2,235
Holiday Inn	965	(22)	181,292	(4,775)
Holiday Inn Express	1,555	49	128,662	4,944
Staybridge Suites	112	15	12,417	1,464
Candlewood Suites	142	12	15,426	1,277
Hotel Indigo	8	2	1,125	232

Total	2,994	64	400,062	5,153

Analysed by ownership type:
Owned and leased	12	(1)	4,386	(293)
Managed	190	1	39,594	337
Franchised	2,792	64	356,082	5,109

Total	2,994	64	400,062	5,153

	Hotels		Rooms
	2007 30 June	Change over 2006 31 December	2007 30 June	Change over 2006 31 December
Americas pipeline
Analysed by brand:
InterContinental	7	1	3,486	551
Crowne Plaza	28	4	7,033	1,194
Holiday Inn	238	26	29,706	3,140
Holiday Inn Express	530	27	46,216	2,666
Staybridge Suites	119	4	12,925	898
Candlewood Suites	171	43	15,292	3,569
Hotel Indigo	36	12	4,712	1,667

Total	1,129	117	119,370	13,685

Analysed by ownership type:
Managed	19	5	4,281	571
Franchised	1,110	112	115,089	13,114

Total	1,129	117	119,370	13,685

The Americas system (the number of hotels and rooms which are owned, leased, managed or franchised) increased in the first half of 2007 by a net 64 hotels (5,153 rooms), with 133 hotels (14,727 rooms) joining the system and 69 hotels (9,574 rooms) leaving.

The Americas pipeline (contracts signed for hotels and rooms yet to enter the system) at 30 June 2007 included 1,129 hotels (119,370 rooms) representing room growth of 13% over the pipeline at 31 December 2006.

	Three months ended			Six months ended
	30 June 2007	30 June 2006	% change	30 June 2007	30 June 2006	% change
	£m	£m		£m	£m
Europe, Middle East and Africa (EMEA)
Revenue:
Owned and leased	29	25	16.0	54	44	22.7
Managed	22	16	37.5	38	30	26.7
Franchised	10	8	25.0	18	15	20.0

Continuing operations	61	49	24.5	110	89	23.6
Discontinued operations*	3	51	(94.1)	4	102	(96.1)

Total £m	64	100	(36.0)	114	191	(40.3)

Dollar equivalent $m	127	186	(31.7)	225	345	(34.8)

Operating profit before other operating income and expenses:
Owned and leased	3	3	—	1	(1)	—
Managed	11	9	22.2	19	17	11.8
Franchised	8	7	14.3	14	12	16.7

	22	19	15.8	34	28	21.4
Regional overheads	(5)	(5)	—	(10)	(10)	—

Continuing operations	17	14	21.4	24	18	33.3
Discontinued operations*	—	16	—	—	18	—

Total £m	17	30	(43.3)	24	36	(33.3)

Dollar equivalent $m	33	54	(38.9)	47	65	(27.7)

*	Discontinued operations are all owned and leased.

Revenue and operating profit from continuing operations increased by 23.6% to £110m and 33.3% to £24m respectively during the first half of 2007. Including discontinued operations, revenue decreased by 40.3% to £114m whilst operating profit decreased by 33.3% to £24m.

In the owned and leased estate, continuing revenues increased by 22.7% to £54m as a result of the recently reopened InterContinental London Park Lane and strong trading at the InterContinental Le Grand Paris. Although profitability in the owned and leased estate improved, the InterContinental London Park Lane contributed a £2m loss as the hotel only became fully operational over the first half of the year.

Managed revenue increased by 26.7% to £38m as a result of management contracts negotiated in 2006 as part of the hotel disposal programme in Europe and strong RevPAR growth from comparable hotels in the Middle East and the UK. Operating profit increased by 11.8% to £19m as revenue growth was partly offset by increased investment in enhanced development capability.

Franchised revenue and operating profit increased by 20.0% to £18m and 16.7% to £14m respectively. The growth was principally driven by RevPAR gains and room count expansion in the UK and Continental Europe.

Regional overheads remained in line with 2006 levels.

	Hotels		Rooms
	2007 30 June	Change over 2006 31 December	2007 30 June	Change over 2006 31 December
EMEA hotel and room count
Analysed by brand:
InterContinental	64	(2)	20,641	(782)
Crowne Plaza	69	1	16,687	247
Holiday Inn	330	13	51,458	830
Holiday Inn Express	176	4	18,323	214

Total	639	16	107,109	509

Analysed by ownership type:
Owned and leased	8	(2)	2,569	(519)
Managed	169	(5)	38,755	(1,920)
Franchised	462	23	65,785	2,948

Total	639	16	107,109	509

	Hotels		Rooms
	2007 30 June	Change over 2006 31 December	2007 30 June	Change over 2006 31 December
EMEA pipeline
Analysed by brand:
InterContinental	19	9	4,858	2,309
Crowne Plaza	20	5	5,067	1,400
Holiday Inn	45	(9)	8,161	343
Holiday Inn Express	70	11	9,108	1,663
Staybridge Suites	8	3	968	390
Other	1	1	90	90

Total	163	20	28,252	6,195

Analysed by ownership type:
Managed	55	16	11,825	4,136
Franchised	108	4	16,427	2,059

Total	163	20	28,252	6,195

During the first half of 2007, EMEA added 16 hotels (509 rooms) to its portfolio. The growth was primarily driven by a conversion deal in the UK of 11 hotels which have been rebranded as Holiday Inn hotels under 20 year franchise agreements. The region’s room pipeline grew by 28% in the first half of the year and included 163 hotels (28,252 rooms) at 30 June 2007.

	Three months ended			Six months ended
	30 June 2007	30 June 2006	% change	30 June 2007	30 June 2006	% change
	$m	$m		$m	$m
Asia Pacific

Revenue:
Owned and leased	31	31	—	67	63	6.3
Managed	22	17	29.4	44	30	46.7
Franchised	4	2	100.0	8	4	100.0

Total $m	57	50	14.0	119	97	22.7

Sterling equivalent £m	29	27	7.4	61	54	13.0

Operating profit before other operating income and expenses:
Owned and leased	7	6	16.7	15	14	7.1
Managed	10	11	(9.1)	19	19	—
Franchised	2	2	—	4	3	33.3

	19	19	—	38	36	5.6
Regional overheads	(5)	(5)	—	(11)	(9)	22.2

Total $m	14	14	—	27	27	—

Sterling equivalent £m	7	9	(22.2)	14	16	(12.5)

Total revenue increased by 22.7% to $119m whilst total operating profit remained flat at $27m.

In the owned and leased estate, revenues increased by 6.3% to $67m as a result of strong trading at the InterContinental Hong Kong despite the impact of ongoing renovation works.

Managed revenue increased by 46.7% to $44m as a result of the contribution from the All Nippon Airways (ANA) hotel contracts negotiated in October 2006, continued expansion in China and RevPAR growth across China, South Asia and Australia. Managed profits remained stable as integration and ongoing costs associated with the ANA investment, together with continued infrastructure investment in China, offset revenue growth.

Franchised revenues increased by $4m to $8m driven by royalties from non-IHG branded hotels in the IHG-ANA joint venture and RevPAR gains in Southern Asia. Similar to the managed operations, growth in profitability was impacted by ANA integration and ongoing costs.

Regional overheads increased by $2m to $11m primarily due to investment in technology and the corporate infrastructure for Japan, India and China.

	Hotels		Rooms
	2007 30 June	Change over 2006 31 December	2007 30 June	Change over 2006 31 December
Asia Pacific hotel and room count
Analysed by brand:
InterContinental	34	1	12,190	539
Crowne Plaza	51	(1)	16,478	(110)
Holiday Inn	89	(2)	23,850	75
Holiday Inn Express	10	2	3,019	1,264
Other	4	—	968	—

Total	188	—	56,505	1,768

Analysed by ownership type:
Owned and leased	2	—	693	—
Managed	157	8	48,771	3,489
Franchised	29	(8)	7,041	(1,721)

Total	188	—	56,505	1,768

	Hotels		Rooms
	2007 30 June	Change over 2006 31 December	2007 30 June	Change over 2006 31 December
Asia Pacific pipeline
Analysed by brand:
InterContinental	24	4	8,428	701
Crowne Plaza	39	18	13,995	6,388
Holiday Inn	40	7	12,057	1,667
Holiday Inn Express	19	7	5,385	860

Total	122	36	39,865	9,616

Analysed by ownership type:
Managed	122	36	39,865	9,616

Total	122	36	39,865	9,616

The number of Asia Pacific hotels remained unchanged in the period. Room count increased by 1,768 rooms. Hotel and room count totals currently exclude non-IHG branded franchised hotels in the IHG-ANA joint venture. The pipeline in Asia Pacific increased by 36 hotels (9,616 rooms) over 31 December 2006 with the majority of growth achieved in mainland China.

Central

Net central costs increased by £1m to £38m during the six months ended 30 June 2007.

Other Operating Income and Expenses

Other operating income and expenses, a credit of £26m in the six months ended 30 June 2007, comprises a £15m gain on the sale of financial assets and an £11m gain on the sale of associate investments.

Taxation

The tax charge on the combined profit from continuing and discontinued operations, excluding the impact of exceptional items has been calculated using an estimated rate of 23%. By also excluding the effect of prior year items, the equivalent effective tax rate would be approximately 31%. Prior year items, arising from settlement of tax liabilities and other changes in estimates, have been treated as relating wholly to continuing operations.

Treasury

The net movement in cash and cash equivalents in the six months ended 30 June 2007 was an outflow of £142m. This included a net cash inflow from operations of £90m. The overall net cash inflow from investing activities was £4m reflecting £58m received from asset disposals and capital expenditure of £54m. The net cash outflow from financing activities was £212m including £709m in respect of the payment of a special dividend on 15 June 2007.

Net debt at 30 June 2007 was £872m comprising cash and cash equivalents of £41m and loans and other borrowings of £913m. Net financial expenses increased by £11m to £12m during the six months ended 30 June 2007 as a result of a £5m finance lease charge on the InterContinental Boston and higher debt levels during the first half of 2007.

Asset Disposal Programme

On 16 May 2007, IHG sold the Crowne Plaza Santiago for $21m before transaction costs, approximately $9m above net book value. Under the agreement, IHG retained a 10 year franchise contract.

On 12 July 2007, IHG announced an agreement to sell its 74.11% share of the InterContinental Montreal for £17m before transaction costs, approximately £5m above book value. Under the agreement, IHG will retain a 30 year management contract on the hotel.

These transactions are a continuation of IHG’s strategy to grow its management and franchise businesses whilst reducing asset ownership. Since 2003, 178 hotels with a net book value in excess of £2.9bn have been disposed, generating aggregate proceeds of £3.0bn.

Return of Funds

IHG’s return of funds continued during the first half of the year, with the completion of the third £250m share buyback programme and the payment of a £709m special interim dividend on 15 June 2007. A fourth share buyback programme of £150m which was announced in February 2007 has yet to commence. On its completion, IHG will have returned £3.6bn to shareholders since March 2004, with £3.45bn paid as at 30 June 2007.

INTERCONTINENTAL HOTELS GROUP PLC

GROUP INCOME STATEMENT

For the three months ended 30 June 2007

	3 months ended 30 June 2007			3 months ended 30 June 2006
	Before exceptional items	Exceptional items (note 5)	Total	Before exceptional items	Exceptional items (note 5)	Total
	£m	£m	£m	£m	£m	£m
Continuing operations

Revenue (note 3)	226	—	226	198	—	198
Cost of sales	(99)	—	(99)	(79)	—	(79)
Administrative expenses	(46)	—	(46)	(42)	—	(42)

	81	—	81	77	—	77
Depreciation and amortisation	(15)	—	(15)	(14)	—	(14)
Other operating income and expenses (note 5)	—	10	10	—	—	—

Operating profit (note 4)	66	10	76	63	—	63
Financial income	3	—	3	8	—	8
Financial expenses	(10)	—	(10)	(8)	—	(8)

Profit before tax	59	10	69	63	—	63

Tax (note 6)	(10)	—	(10)	(13)	96	83

Profit for the period from continuing operations	49	10	59	50	96	146

Profit for the period from discontinued operations (note 7)	2	3	5	11	7	18

Profit for the period	51	13	64	61	103	164

Attributable to:
Equity holders of the parent	51	13	64	61	103	164
Minority equity interest	—	—	—	—	—	—

Profit for the period	51	13	64	61	103	164

Earnings per ordinary share (note 8)
Continuing operations:
Basic			17.5p			35.4p
Adjusted	14.5p			12.1p
Diluted			17.1p			34.4p
Total operations:
Basic			19.0p			39.8p
Adjusted	15.1p			14.8p
Diluted			18.5p			38.7p

INTERCONTINENTAL HOTELS GROUP PLC

GROUP INCOME STATEMENT

For the six months ended 30 June 2007

	6 months ended 30 June 2007			6 months ended 30 June 2006
	Before exceptional items	Exceptional items (note 5)	Total	Before exceptional items	Exceptional items (note 5)	Total
	£m	£m	£m	£m	£m	£m
Continuing operations

Revenue (note 3)	422	—	422	377	—	377
Cost of sales	(196)	—	(196)	(163)	—	(163)
Administrative expenses	(86)	—	(86)	(81)	—	(81)

	140	—	140	133	—	133
Depreciation and amortisation	(29)	—	(29)	(27)	—	(27)
Other operating income and expenses (note 5)	—	26	26	—	25	25

Operating profit (note 4)	111	26	137	106	25	131
Financial income	6	—	6	17	—	17
Financial expenses	(18)	—	(18)	(18)	—	(18)

Profit before tax	99	26	125	105	25	130
Tax (note 6)	(22)	2	(20)	(24)	89	65

Profit for the period from continuing operations	77	28	105	81	114	195

Profit for the period from discontinued operations (note 7)	3	3	6	13	9	22

Profit for the period	80	31	111	94	123	217

Attributable to:
Equity holders of the parent	80	31	111	94	123	217
Minority equity interest	—	—	—	—	—	—

Profit for the period	80	31	111	94	123	217

Earnings per ordinary share (note 8)
Continuing operations:
Basic			30.4p			46.3p
Adjusted	22.3p			19.2p
Diluted			29.7p			45.0p
Total operations:
Basic			32.2p			51.5p
Adjusted	23.2p			22.3p
Diluted			31.4p			50.1p
Dividends per ordinary share:
Final paid in the period			13.3p			10.7p
Special interim paid			200.0p			118.0p
Interim proposed			5.7p			5.1p

INTERCONTINENTAL HOTELS GROUP PLC

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the six months ended 30 June 2007

	2007 6 months ended 30 June	2006 6 months ended 30 June
	£m	£m
Income and expense recognised directly in equity
Gains on valuation of available-for-sale assets	5	2
Gains on cash flow hedges	—	2
Exchange differences on retranslation of foreign operations	3	(11)
Actuarial (losses)/gains on defined benefit pension plans	(12)	9

	(4)	2

Transfers to the income statement
On cash flow hedges	—	(1)
On disposal of foreign operations	—	1
On disposal of available-for-sale assets	(7)	(15)

	(7)	(15)

Tax
Tax on items above taken directly to or transferred from equity	4	4
Tax related to share schemes recognised directly in equity	5	4

	9	8

Net expense recognised directly in equity	(2)	(5)
Profit for the period	111	217

Total recognised income and expense for the period	109	212

Attributable to:
Equity holders of the parent	109	212
Minority equity interest	—	—

	109	212

INTERCONTINENTAL HOTELS GROUP PLC

GROUP CASH FLOW STATEMENT

For the six months ended 30 June 2007

	2007 6 months ended 30 June	2006 6 months ended 30 June
	£m	£m
Profit for the period	111	217
Adjustments for:
Net financial expenses	12	1
Income tax charge/(credit)	22	(57)
Gain on disposal of assets, net of tax	(3)	(9)
Other operating income and expenses	(26)	(25)
Depreciation and amortisation	30	33
Equity settled share-based cost, net of payments	4	5

Operating cash flow before movements in working capital	150	165
Increase in receivables	(19)	(30)
Decrease in trade and other payables	(16)	(7)
Retirement benefit contributions, net of charge	(25)	—

Cash flow from operations	90	128
Interest paid	(13)	(18)
Interest received	7	16
Tax paid	(18)	(23)

Net cash from operating activities	66	103

Cash flow from investing activities
Purchases of property, plant and equipment	(35)	(35)
Purchases of intangible assets	(9)	(8)
Purchases of associates and other financial assets	(10)	(3)
Disposal of assets, net of costs and cash disposed of	14	237
Proceeds from associates and other financial assets	44	115

Net cash from investing activities	4	306

Cash flow from financing activities
Proceeds from the issue of share capital	13	8
Purchase of own shares	(29)	(111)
Purchase of own shares by employee share trusts	(54)	(29)
Proceeds on release of own shares by employee share trusts	10	10
Dividends paid to shareholders	(756)	(543)
Dividends paid to minority interests	—	(1)
Increase in borrowings	604	38

Net cash from financing activities	(212)	(628)

Net movement in cash and cash equivalents in the period	(142)	(219)
Cash and cash equivalents at beginning of the period	179	324
Exchange rate effects	4	8

Cash and cash equivalents at end of the period	41	113

INTERCONTINENTAL HOTELS GROUP PLC

GROUP BALANCE SHEET

As at 30 June 2007

	2007 30 June	2006 30 June	2006 31 December
	£m	£m	£m
ASSETS
Property, plant and equipment	942	942	997
Goodwill	109	112	109
Intangible assets	160	121	154
Investment in associates	33	39	32
Other financial assets	92	108	96

Total non-current assets	1,336	1,322	1,388

Inventories	3	3	3
Trade and other receivables	238	239	237
Current tax receivable	17	17	23
Cash and cash equivalents	41	113	179
Other financial assets	12	5	13

Total current assets	311	377	455

Non-current assets classified as held for sale	81	405	50

Total assets	1,728	2,104	1,893

LIABILITIES
Loans and other borrowings	(7)	(5)	(10)
Trade and other payables	(367)	(428)	(402)
Current tax payable	(236)	(231)	(231)

Total current liabilities	(610)	(664)	(643)

Loans and other borrowings	(906)	(428)	(303)
Retirement benefit obligations	(57)	(64)	(71)
Trade and other payables	(112)	(103)	(109)
Deferred tax payable	(58)	(115)	(79)

Total non-current liabilities	(1,133)	(710)	(562)

Liabilities classified as held for sale	(4)	(86)	(2)

Total liabilities	(1,747)	(1,460)	(1,207)

Net (liabilities)/assets (note 11)	(19)	644	686

EQUITY
Equity share capital	79	56	66
Capital redemption reserve	4	2	4
Shares held by employee share trusts	(28)	(18)	(17)
Other reserves	(1,528)	(1,528)	(1,528)
Unrealised gains and losses reserve	25	18	27
Currency translation reserve	—	9	(3)
Retained earnings	1,421	2,092	2,129

IHG shareholders’ equity (note 12)	(27)	631	678
Minority equity interest	8	13	8

Total equity	(19)	644	686

INTERCONTINENTAL HOTELS GROUP PLC

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ using, on a consistent basis, the accounting policies set out in the 2006 InterContinental Hotels Group PLC (the Group or IHG) Annual Report and Financial Statements.

In the current year, the Group will adopt International Financial Reporting Standard 7 ‘Financial instruments: Disclosures’ (IFRS 7) for the first time. As IFRS 7 is a disclosure standard only, there is no impact from the adoption of this standard on these interim financial statements.

These interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. The auditors have carried out a review of the financial information in accordance with the guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board.

The financial information for the year ended 31 December 2006 has been extracted from the Group’s published financial statements for that year which contain an unqualified audit report and which have been filed with the Registrar of Companies.

Amounts that have previously been disclosed as special items have now been called exceptional items in accordance with market practice. There has been no change to the Group’s accounting policy for identifying these items.

2.	Exchange rates

The results of overseas operations have been translated into sterling at the weighted average rates of exchange for the period. In the case of the US dollar, the translation rate for the six months ended 30 June is £1 = $1.97 (2007 3 months, £1=$1.99; 2006 6 months, £1=$1.80; 2006 3 months, £1=$1.85). In the case of the euro, the translation rate for the six months ended 30 June is £1=€1.48 (2007 3 months, £1=€1.47; 2006 6 months, £1=€1.46; 2006 3 months, £1=€1.45).

Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on the last day of the period. In the case of the US dollar, the translation rate is £1=$2.01 (2006 31 December £1=$1.96; 30 June £1=$1.84). In the case of the euro, the translation rate is £1=€1.49 (2006 31 December £1=€1.49; 30 June £1=€1.44).

3.	Revenue

	2007 3 months ended 30 June	2006 3 months ended 30 June	2007 6 months ended 30 June	2006 6 months ended 30 June
	£m	£m	£m	£m
Continuing operations:
Americas	122	110	224	210
EMEA	61	49	110	89
Asia Pacific	29	27	61	54
Central	14	12	27	24

	226	198	422	377
Discontinued operations (note 7)	13	62	23	122

	239	260	445	499

4.	Operating profit

	2007 3 months ended 30 June	2006 3 months ended 30 June	2007 6 months ended 30 June	2006 6 months ended 30 June
	£m	£m	£m	£m
Continuing operations:
Americas	63	60	111	109
EMEA	17	14	24	18
Asia Pacific	7	9	14	16
Central	(21)	(20)	(38)	(37)

	66	63	111	106
Other operating income and expenses (note 5)	10	—	26	25

	76	63	137	131
Discontinued operations (note 7)	4	18	5	21

	80	81	142	152

5.	Exceptional items

	2007 3 months ended 30 June	2006 3 months ended 30 June	2007 6 months ended 30 June	2006 6 months ended 30 June
	£m	£m	£m	£m
Other operating income and expenses*
Gain on sale of associate investments	—	—	11	—
Gain on sale of investment in FelCor Lodging Trust, Inc.	—	—	—	25
Gain on sale of other financial assets	10	—	15	—

	10	—	26	25

Taxation*
Tax on other operating income and expenses	—	—	2	(7)
Exceptional tax credit	—	96	—	96

	—	96	2	89

Gain on disposal of assets
Gain on disposal of assets	4	13	4	14
Tax charge	(1)	(6)	(1)	(5)

	3	7	3	9

*	Relates to continuing operations.

The exceptional tax credit related to the release of provisions which were exceptional by reason of their size or incidence relating to tax matters which had been settled or in respect of which the relevant statutory limitation period expired, together with a credit in respect of previously unrecognised losses.

6.	Tax

The tax charge on the combined profit from continuing and discontinued operations, excluding the impact of exceptional items (note 5), has been calculated using an estimated effective annual tax rate of 23% (2006 25%).

By also excluding the effect of prior year items, the equivalent effective tax rate would be approximately 31% (2006 31%). Prior year items, arising from settlement of tax liabilities and other changes in estimates, have been treated as relating wholly to continuing operations.

3 months ended 30 June	2007 Profit	2007 Tax	2007 Tax rate	2006 Profit	2006 Tax	2006 Tax rate

	£m	£m		£m	£m
Before exceptional items
Continuing operations	59	(10)		63	(13)
Discontinued operations	4	(2)		18	(7)

	63	(12)	19%	81	(20)	25%
Exceptional items
Continuing operations	10	—		—	96
Discontinued operations	4	(1)		13	(6)

	77	(13)		94	70

Analysed as:
UK tax		(7)			7
Foreign tax		(6)			63

		(13)			70

6 months ended 30 June	2007 Profit	2007 Tax	2007 Tax rate	2006 Profit	2006 Tax	2006 Tax rate

	£m	£m		£m	£m
Before exceptional items
Continuing operations	99	(22)		105	(24)
Discontinued operations	5	(2)		21	(8)

	104	(24)	23%	126	(32)	25%
Exceptional items
Continuing operations	26	2		25	89
Discontinued operations	4	(1)		14	(5)

	134	(23)		165	52

Analysed as:
UK tax		(11)			5
Foreign tax		(12)			47

		(23)			52

7.	Discontinued operations

Discontinued operations are those relating to hotels sold or those classified as held for sale as part of the asset disposal programme that commenced in 2003. These disposals underpin IHG’s strategy of growing its managed and franchised business whilst reducing asset ownership.

The results of discontinued operations which have been included in the consolidated income statement are as follows:

	2007 3 months ended 30 June	2006 3 months ended 30 June	2007 6 months ended 30 June	2006 6 months ended 30 June
	£m	£m	£m	£m
Revenue	13	62	23	122
Cost of sales	(9)	(43)	(17)	(95)

	4	19	6	27
Depreciation and amortisation	—	(1)	(1)	(6)

Operating profit	4	18	5	21
Tax	(2)	(7)	(2)	(8)

Profit after tax	2	11	3	13
Gain on disposal of assets, net of tax (note 5)	3	7	3	9

Profit for the period from discontinued operations	5	18	6	22

	2007 3 months ended 30 June	2006 3 months ended 30 June	2007 6 months ended 30 June	2006 6 months ended 30 June
	£m	£m	£m	£m
Cash flows attributable to discontinued operations
Operating profit before interest, depreciation and amortisation	4	19	6	27
Investing activities	—	(5)	—	(7)
Financing activities	—	(24)	—	(25)

	4	(10)	6	(5)

The effect of discontinued operations on segment results is shown in the Operating review.

8.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period.

On 1 June 2007, shareholders approved a share capital consolidation on the basis of 47 new ordinary shares for every 56 existing ordinary shares, together with a special dividend of 200 pence per existing ordinary share. The overall effect of the transaction was that of a share repurchase at fair value, therefore no adjustment has been made to comparative data.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group’s performance.

3 months ended 30 June	2007 Continuing operations	2007 Total	2006 Continuing operations	2006 Total
Basic earnings per share
Profit available for equity holders (£m)	59	64	146	164
Basic weighted average number of ordinary shares (millions)	337	337	412	412
Basic earnings per share (pence)	17.5	19.0	35.4	39.8

Diluted earnings per share
Profit available for equity holders (£m)	59	64	146	164
Diluted weighted average number of ordinary shares (millions) (see next page)	346	346	424	424
Diluted earnings per share (pence)	17.1	18.5	34.4	38.7

Adjusted earnings per share
Profit available for equity holders (£m)	59	64	146	164
Less adjusting items (note 5):
Other operating income and expenses (£m)	(10)	(10)	—	—
Tax (£m)	—	—	(96)	(96)
Gain on disposal of assets (£m)	—	(3)	—	(7)

Adjusted earnings (£m)	49	51	50	61
Basic weighted average number of ordinary shares (millions)	337	337	412	412
Adjusted earnings per share (pence)	14.5	15.1	12.1	14.8

8.	Earnings per ordinary share (continued)

6 months ended 30 June	2007 Continuing operations	2007 Total	2006 Continuing operations	2006 Total
Basic earnings per share
Profit available for equity holders (£m)	105	111	195	217
Basic weighted average number of ordinary shares (millions)	345	345	421	421
Basic earnings per share (pence)	30.4	32.2	46.3	51.5

Diluted earnings per share
Profit available for equity holders (£m)	105	111	195	217
Diluted weighted average number of ordinary shares (millions) (see below)	354	354	433	433
Diluted earnings per share (pence)	29.7	31.4	45.0	50.1

Adjusted earnings per share
Profit available for equity holders (£m)	105	111	195	217
Less adjusting items (note 5):
Other operating income and expenses (£m)	(26)	(26)	(25)	(25)
Tax (£m)	(2)	(2)	(89)	(89)
Gain on disposal of assets (£m)	—	(3)	—	(9)

Adjusted earnings (£m)	77	80	81	94
Basic weighted average number of ordinary shares (millions)	345	345	421	421
Adjusted earnings per share (pence)	22.3	23.2	19.2	22.3

The diluted weighted average number of ordinary shares is calculated as:

	2007 3 months ended 30 June millions	2006 3 months ended 30 June millions	2007 6 months ended 30 June millions	2006 6 months ended 30 June millions
Basic weighted average number of ordinary shares	337	412	345	421
Dilutive potential ordinary shares – employee share options	9	12	9	12

	346	424	354	433

9.	Net debt

	2007 30 June	2006 30 June	2006 31 December
	£m	£m	£m
Cash and cash equivalents	41	113	179
Loans and other borrowings – current	(7)	(5)	(10)
Loans and other borrowings – non-current	(906)	(428)	(303)

Net debt	(872)	(320)	(134)

Finance lease liability included above	(99)	—	(97)

10.	Movement in net debt

	2007 6 months ended 30 June	2006 6 months ended 30 June	2006 12 months ended 31 December
	£m	£m	£m
Net decrease in cash and cash equivalents	(142)	(219)	(152)
Add back cash flows in respect of other components of net debt:
(Increase)/decrease in borrowings	(604)	(38)	172

(Increase)/decrease in net debt arising from cash flows	(746)	(257)	20
Non-cash movements:
Finance lease liability	(4)	—	(103)
Exchange and other adjustments	12	25	37

Increase in net debt	(738)	(232)	(46)
Net debt at beginning of the period	(134)	(88)	(88)

Net debt at end of the period	(872)	(320)	(134)

11.	Net (liabilities)/assets

	2007 30 June	2006 30 June	2006 31 December
	£m	£m	£m
Americas	425	267	390
EMEA	358	664	359
Asia Pacific	276	279	285
Central	71	83	73

	1,130	1,293	1,107
Net debt	(872)	(320)	(134)
Unallocated assets and liabilities	(277)	(329)	(287)

	(19)	644	686

12.	Movement in IHG shareholders’ equity

	2007 6 months ended 30 June	2006 6 months ended 30 June	2006 12 months ended 31 December
	£m	£m	£m
At beginning of the period	678	1,084	1,084

Total recognised income and expense for the period	109	212	409
Equity dividends paid	(756)	(543)	(561)
Issue of ordinary shares	13	8	20
Purchase of own shares	(31)	(116)	(260)
Movement in shares in employee share trusts	(44)	(19)	(32)
Equity settled share-based cost, net of payments	4	5	18

At end of the period	(27)	631	678

13.	Capital commitments and contingencies

At 30 June 2007, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment was £20m (2006 31 December £24m; 30 June £34m).

At 30 June 2007, the Group had contingent liabilities of £5m (2006 31 December £11m; 30 June £20m), mainly comprising guarantees given in the ordinary course of business.

In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts. The maximum exposure under such guarantees is £115m (2006 31 December £142m; 30 June £133m). It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such guarantees are not expected to result in financial loss to the Group.

The Group has given warranties in respect of the disposal of certain of its former subsidiaries. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such warranties are not expected to result in financial loss to the Group.

14.	Pension commitments

In March and June 2007, the Company made the first two payments of £10m under the agreement to make special pension contributions of £40m to the UK pension plan. A further payment of £10m will be paid in both 2008 and 2009.

INDEPENDENT REVIEW REPORT TO INTERCONTINENTAL HOTELS GROUP PLC

Introduction

We have been instructed by the Company to review the financial information for the three months and six months ended 30 June 2007 which comprises the Group income statement, Group statement of recognised income and expense, Group cash flow statement, Group balance sheet and the related notes 1 to 14. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months and six months ended 30 June 2007.

Ernst & Young LLP

London

13 August 2007

END